Bradford & Bingley

02 MAR 27 AM 8:45

Your reference

In reply please quote [redacted]

02028061

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

8 March 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

Head Office, PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradford-bingley.co.uk

F427 (12/2000)

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 130,664 Ordinary Shares in Bradford & Bingley plc at 325.47p per share on 7 March 2002. Mourant & Co Trustees Limited have agreed to satisfy any awards, including those made during 2001, subject to the PSP rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

8 March 2002

se08030201

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 286,336 Ordinary Shares in Bradford & Bingley plc at 325.47p per share on 7 March 2002. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2001, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

8 March 2002

se08030202

Bradford & Bingley plc

Directors' shareholdings

Below are details of share allocations and share option grants made to Directors on 6 March 2002.

2000 Performance Share Plan

The following allocations of Ordinary 25p shares were made under the terms of the above plan.

Director	Number of shares allocated
Christopher Rodrigues	101,399
Steven Crawshaw	48,164
Keith Greenough	49,432
Rosemary Thorne	69,712

The shares will be released on 31 December 2004 subject to the Company achieving performance target based on Total Shareholder Return compared to a peer group of companies.

The shares were allocated at a price of 315.58p.

2000 Share Option Scheme

The following grant of options over Ordinary 25p shares was made on 6 March 2002 under the terms of the above scheme.

Director	Unapproved share options
Christopher Rodrigues	126,749
Steven Crawshaw	60,205
Keith Greenough	61,790
Rosemary Thorne	87,140

The share options will be exercisable between 6 March 2005 and 6 March 2012 subject to the Company achieving a performance target based on earnings per share.

The share option price to be paid on exercise is 315.58p.

7 March 2002

END

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 31,333 Ordinary Shares in Bradford & Bingley plc at 316.09p per share on 4 March 2002. Mourant & Co Trustees Limited have agreed to satisfy any awards, including those made during 2001, subject to the PSP rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

5 March 2002

se05030201

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 68,667 Ordinary Shares in Bradford & Bingley plc at 316.09p per share on 4 March 2002. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2001, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

5 March 2002

se05030202

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 167,005 Ordinary Shares in Bradford & Bingley plc at 319.86p per share on 5 March 2002. Mourant & Co Trustees Limited have agreed to satisfy any awards, including those made during 2001, subject to the PSP rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

6 March 2002

se06030201

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 365,995 Ordinary Shares in Bradford & Bingley plc at 319.86p per share on 5 March 2002. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2001, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

6 March 2002

se06030202

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 140,998 Ordinary Shares in Bradford & Bingley plc at 323.22p per share on 6 March 2002. Mourant & Co Trustees Limited have agreed to satisfy any awards, including those made during 2001, subject to the PSP rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

7 March 2002

se07030202

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 309,002 Ordinary Shares in Bradford & Bingley plc at 323.22p per share on 6 March 2002. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2001, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

7 March 2002

se07030203

For immediate release
1 March 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re– Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 280,000 of its ordinary shares on Friday 1 March 2002 at a price of 310.88p per share.

END

For immediate release
28 February 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re– Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 750,000 of its ordinary shares on Thursday 28 February 2002 at a price of 308.06p per share.

END

For immediate release
27 February 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re– Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 500,000 of its ordinary shares on Wednesday 27 February 2002 at a price of 316.11p per share.

END

For immediate release
26 February 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re– Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 250,000 of its ordinary shares on Tuesday 26 February 2002 at a price of 319.76p per share.

END

RNS Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:38 22 Feb 2002
RNS Number	9351R

For immediate release

22 February 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re– Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 250,000 of its ordinary shares on Friday 22 February 2002 at a price of 313.07p per share.

END

END

Company website

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:44 25 Feb 2002
RNS Number	0036S

For immediate release

25 February 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re- Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 100,000 of its ordinary shares on Monday 25 February 2002 at a price of 316.5p per share.

END

END

RNS Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	07:00 22 Feb 2002
RNS Number	8739R

For immediate release

21 February 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re- Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Monday 23 April 2001, it purchased for cancellation 250,000 of its ordinary shares on Thursday 21 February 2002 at a price of 314.17p per share.

END

END